

January 31, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (215) 574-8176

Crit DeMent
Chairman and Chief Executive Officer
LEAF Asset Management, LLC
1818 Market Street, 9th Floor
Philadelphia, PA 19103

> **Re:** **LEAF Equipment Leasing Income Fund III, L.P.**
> **Amendment Nos. 3-5 to Registration Statement on Form S-1**
> **Filed January 12, 2007, January 18, 2007, and January 30, 2007**
> **File No. 333-137734**

Dear Mr. DeMent:

We have confined the scope of our review to the items commented upon below. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. Please revise your cover page so that it is limited to one page.

2. We note your statement that "ANY PREDICTIONS, WRITTEN OR ORAL, AS TO THE . . . CERTAINTY OF ANY . . . TAX CONFSEQUENCE [sic] WHICH MAY FLOW FROM AN INVESTMENT IN THE PROGRAM IS NOT PERMITTED." Please delete this statement, as disclosure in your prospectus and the tax opinion filed as Exhibit 8.1 contain written predictions regarding the likelihood of specific tax consequences that are material to investors in your limited partnership interests.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gerald A. Bollinger (*via facsimile* 405/942-3527)
        Kunzman & Bollinger, Inc.
        5100 N. Brookline, Suite 600
        Oklahoma City, Oklahoma 73112